Mail Stop 3561

September 28, 2006

Mr. Phillip A. Marineau
President and Chief Executive Officer
Levis Strauss & Co.
1155 Battery Street
San Francisco, California 94111

      RE: **Levis Strauss & Co.**
               Form 10-K for Fiscal Year Ended November 27, 2005
               Form 10-Q for Fiscal Quarter Ended May 28, 2006
               Filed February 14, 2006 and July 11, 2006
               File No. 2-90139

Dear Mr. Marineau:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               James Allegretto
               Senior Assistant Chief Accountant